UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 1

Calamos Asset Management, Inc.

(Name of Subject Company (Issuer))

CPCM Acquisition, Inc.

Calamos Partners LLC

John P. Calamos, Sr.

John S. Koudounis

(Names of Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

12811R104

(CUSIP Number of Class of Securities)

John S. Koudounis

c/o Calamos Investments LLC

2020 Calamos Court

Naperville, Illinois 60563

Telephone: (630) 245-7200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter G. Smith

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

(212) 715-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$169,377,211	$19,631

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Calamos Asset Management, Inc. (the “Company”) not beneficially owned by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), at a purchase price of $8.25 per Share, net to the seller in cash. According to a representation made by the Company in the Agreement and Plan of Merger there were 20,530,571 shares of Class A common stock outstanding as of December 30, 2016, none of which are held by the Offeror.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,631	Filing Party: John P. Calamos, Sr.
Form or Registration No.: Schedule TO	Date Filed: January 18, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on January 18, 2017 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Calamos Partners LLC, a Delaware limited liability company (“Parent”), to purchase all outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Calamos Asset Management, Inc., a Delaware corporation (the “Company”), at $8.25 per Share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated January 18, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.	Additional Information

Item 1011 Regulation M-A

Item 11 of the Schedule TO and the information set forth in the Offer to Purchase under “The Offer-Section 13-Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following disclosure:

“Certain Litigation

On January 25, 2017, a putative class action captioned Lerman v. John P. Calamos, Sr. et al., C.A. No. 2017-0058-, was filed in the Court of Chancery of the State of Delaware against the Company Board, John Calamos, Sr., John Koudounis, Parent and the Offeror (the “Offeror Group Defendants”). The complaint alleges that the Company Board violated its fiduciary duties and that the Offeror Group Defendants, as controlling stockholders, violated their fiduciary duties to the Company’s public stockholders in connection with the Offer and proposed Merger. The complaint further alleges that the Offer Price undervalues the Shares and that the Offer and proposed Merger are structurally coercive. In addition, the complaint alleges that the Merger Agreement contains certain allegedly preclusive deal protection provisions, including a no-solicitation provision, and further alleges that the public disclosures made by the Company in response to the Offer are materially incomplete and misleading. Among other things, the complaint seeks to enjoin the Offer, rescind the Merger Agreement or award the plaintiff rescissory damages, and award money damages and costs, including attorneys’ and experts’ fees.

The foregoing summary is qualified in its entirety by the full text of the complaint, a copy of which is filed as Exhibit (a)(5)(i) to the Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

(a)(5)(i)	Class Action Complaint of Lerman v. John P. Calamos, Sr. et al., C.A. No. 2017-0058-, filed in the Court of Chancery of the State of Delaware, dated January 25, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2017

CPCM ACQUISITION, INC.

By:	/s/ John P. Calamos, Sr.
Name:	John P. Calamos, Sr.
Title:	President

CALAMOS PARTNERS LLC

By:	/s/ John P. Calamos, Sr.
Name:	John P. Calamos, Sr.
Title:	Chief Executive Officer

/s/ John P. Calamos, Sr.
John P. Calamos, Sr.

/s/ John S. Koudounis
John S. Koudounis

EXHIBIT INDEX

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated January 18, 2017.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of summary advertisement, published on January 18, 2017, in The New York Times.*

(a)(1)(vii)	Press release, dated December 19, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, filed by John P. Calamos, Sr. on December 19, 2016).

(a)(1)(viii)	Press release, dated January 11, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, filed by John P. Calamos, Sr. on January 11, 2017).

(a)(5)(i)	Class Action Complaint of Lerman v. John P. Calamos, Sr. et al., C.A. No. 2017-0058-, filed in the Court of Chancery of the State of Delaware, dated January 25, 2017.

(b)(1)	Debt Commitment Letter, dated as of January 6, 2017.*±

(c)(1)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated November 21, 2016.*

(c)(2)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated December 1, 2016.*

(d)(1)	Agreement and Plan of Merger, dated January 10, 2017, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by the Company on January 12, 2017).

(g)	None.

(h)	None.

*	Previously filed.

±	As the Offer is a third-party tender offer and the source of all or any part of the funds used in the transaction is to come from a loan made in the ordinary course of business by a bank as defined by Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, the Offeror has submitted a request to the Secretary of the Securities and Exchange Commission that the name of the bank not be made available to the public pursuant to the Instruction to Item 1007(d) of Regulation M-A.